FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated November 22, 2019

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly Held Company with Authorized Capital

Corporate Taxpayer’s ID (CNPJ/MF) Nr. 07.628.528/0001-59

State Registry (NIRE) 35.300.326.237

CALL NOTICE

EXTRAORDINARY SHAREHOLDERS’ MEETING

 The shareholders of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (“Company”) are invited to the Extraordinary Shareholders’ Meeting, to be held on December 23, 2019, at 2 p.m., on the first call, at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1.309, 5º andar, to resolve on the following agenda:

(a)              Evaluating, discussing and assessing the Protocol and Reasoning signed on November 22, 2019 (“Protocol”) by the management of the Company and of Agrifirma Brasil Holding S.A., privately held company, headquartered at Rua Tabapuã, nº 474, conjunto 74, CEP 04533-001, in the City of Sao Paulo, State of Sao Paulo, Corporate Taxpayer’s ID 33.268.198/0001-48, with its articles of incorporation filed at JUCESP under State Registry (NIRE) 35.300.534.263 (“Agrifirma Holding”), which establishes the terms and conditions for the proposed merger of Agrifirma Holding by the Company, with the due extinction of Agrifirma Holding (“Merger”);

(b)             Ratifying the hiring of Apsis Consultoria e Avaliações Ltda. to prepare an appraisal report of the shareholders’ equity of Agrifirma Holding at its book value (“Appraisal Report”), which will be transferred to the Company due to the Merger;

(c)              Evaluating and assessing the Appraisal Report;

(d)             Approving the Merger, pursuant to the Protocol;

(e)              Approving of the increase of the Company’s share capital due to the Merger;

(f)               Approving the issue of Subscription Bonus;

(g)             Approving the amendment of Article 6 of Company’s Bylaws, due to the capital increase resulting from the merger; and

(h)             Authorizing the Company’s Management to carry all acts necessary for the implementation of the Merger.

General Information:

Pursuant to Article 126 of the Brazilian Corporation Law and pursuant to Paragraph 5 of Article 10 of the Company’s Bylaws, shareholders who wish to attend the Shareholders’ Meeting must send, at least seventy-two (72) hours before the meeting, the following documents: (i) authorized identity card; (ii) proof issued by the bookkeeping institution within the last 5 (five) days and/or (iii) referring to shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the due body.

SP - 26705139v1

Notwithstanding Paragraph Two of Article 5 of CVM Instruction 481/09 and as per the practice adopted by the Company in the last calls, with the purpose to expedite the process to hold the Shareholders’ Meetings. Those shareholders who wish to be represented by proxy must deposit their respective power of attorney, with special powers and notarization, at the Company’s headquarters, to the Legal Department, from Monday to Friday, from 8:30 a.m. to 5:30 p.m., until December 20, 2019.

Copies of the documents and proposals related to the matters of the Extraordinary Shareholders’ Meeting convened are available to the shareholders at the Company’s headquarters, on the website of the Company (www.brasil-agro.com), as well as on the websites of B3 S.A. – Brasil, Bolsa, Balcão (http://www.b3.com.br/pt_br/) and of the Brazilian Securities and Exchange Commission (www.cvm.gov.br).

To contact the Investor Relations Department, please call (55 11) 3035-5350/(55 11) 3035-5374 or send an email to ri@brasil-agro.com.

São Paulo, November 22, 2019.

Eduardo S. Elsztain

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2019.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer